Exhibit 99.2

The following prepared remarks were given in connection with the media presentation on May 23, 2016.

Presentation by Werner Baumann

Ladies and gentlemen, good morning, and thank you for joining our conference call today. It’s my pleasure to announce our proposal to acquire Monsanto.

The agriculture industry is at the heart of one of the greatest challenges of our time: how to feed an additional 3 billion people in the world by 2050. At Bayer, we are passionate about tackling large societal challenges through innovation, science and with responsibility.

It is our core capability to develop innovative businesses in the life sciences and turn them into leaders, creating superior value for our shareholders, employees and society at large.

We have long respected Monsanto’s business and share their vision of an integrated business that we believe is capable of generating substantial value for Bayer, Monsanto and all of our key stakeholders. As a matter of fact, we had discussions on multiple occasions in the last years regarding potential avenues to realize our shared vision from cooperation in specific areas to R&D agreements. Following thorough consideration and preparation, we strongly believe that it is actually the combination of the two businesses that captures best the inherent value, and we are fully committed to pursuing the transaction.

This transaction represents a compelling opportunity for Monsanto shareholders. As outlined on the slide, we are proposing an all-cash offer of US-Dollar 122 per Monsanto share representing a premium of 37 percent to the Monsanto share price of US-Dollar 89.03 on May 9, 2016, the day prior to the offer. We believe our offer represents the best opportunity for Monsanto shareholders to generate immediate and certain value at a substantial premium.

Our offer would not be subject to a financing condition. We intend to finance the transaction with a combination of debt and equity. The expected equity portion represents approximately 25 percent of the transaction’s enterprise value and is expected to be raised primarily via a rights offering. We are highly confident in our ability to finance the transaction based on advanced discussions with and support from both Bank of America Merrill Lynch and Credit Suisse. We are also confident that we will obtain the necessary regulatory approvals.

The transaction represents a major step forward for our Crop Science business and would reinforce Bayer as a Life Science company with leadership positions in its core business segments.

Through the combination with Monsanto we would create a fully integrated leader in the agriculture industry. We will be able to offer a broad product portfolio across Seeds & Traits, Crop Protection and Biologics and can draw on an R&D platform with capabilities in all relevant technologies and a broad and deep combined pipeline to deliver better solutions for farmers. We will also be at the forefront of digital farming, helping to prepare the industry for the next generation of farming.

In combining our two companies, we expect to create substantial value for our shareholders. We have identified significant potential for sales and cost synergies in line with industry benchmarks. We expect to realize approximately US-Dollar 1.5 billion total synergies after year three plus additional integrated offer benefits in future years. We anticipate the deal to be accretive to core EPS by a mid-single-digit percentage in the first full year after closing and a double-digit percentage thereafter. In addition we see potential to command a premium valuation for the combined Crop Science business.

When you look at the criteria that we have set out for our portfolio decisions, it becomes apparent why this combination strongly fits into our Life Science Strategy.

First, we are looking for businesses that have a focus on science-based innovation. Monsanto is highly innovative with a biotech centric business model and they have leading R&D capabilities and a very high productivity to turning their innovation into sustainable applications for farmers.

Second, in our business model regulation plays an important role given the level of innovation and the impact of science. Monsanto is successful with its business model in a regulated industry. Additionally, it has built a very strong position in IP and is one of the drivers of technology in the industry.

Third, we are aiming to build industry leading positions in our businesses. Monsanto is a leader in Seeds and Traits with very strong brands, and they are at the forefront of digital farming.

Fourth, we particularly aim to identify businesses with strong growth dynamics. Monsanto has an industry leading secular growth profile and has a strong focus on high growth regions and segments.

Last but not least we are investing in highly profitable businesses. And Monsanto has an outstanding position in that regard. It can claim industry leading margins and a strong ability to generate cash.

As you see, Monsanto is a strong match in every respect and highly complementary to our business. It is an extraordinary fit and a major advance for us — both at business and group level.

A look at the 2015 pro forma life science sales with Monsanto shows the impact on the overall portfolio of Bayer. Monsanto would add EUR 12.7 billion in sales, an EBITDA of about EUR 4 billion and more than 22,500 staff to Bayer.

The healthcare businesses and the agriculture business would be equally balanced and would significantly add to our leadership claim in life science.

Handover to Liam Condon

The proposed transaction is driven by our strong belief that, while our industry has to take on enormous challenges, this combination is a powerful response.

By 2050 the world’s population is expected to grow by an additional 3 billion people— this represents about six times the population of Europe today. A significant productivity increase of 60 percent is required to feed the planet. Rising protein intake will further exacerbate the problem. Land available to grow food, however, is expected to decline by around 17 percent per capita during the same period. If we factor in the effects that climate change may have on yields, what emerges is a significant gap between food requirements and production levels. Innovative and integrated solutions are required to close this gap, and this transaction represents the kind of revolutionary approach to agriculture that will be necessary to sustainably feed the world.

The fundamental challenges affecting the agriculture industry can be directly translated into a new set of requirements that farmers have in conducting their business in the next years.

They have to make the right choice in the best-performing seed varieties, in the way they operate their farms and the economic use of key input factors such as seeds and traits, fertilizer and crop protection. Only then can they achieve optimal yields in a more sustainable manner.

For the Agriculture industry this means the need and the opportunity alike to provide a new set of offerings, summarized in what we call the next generation of farming:

•             tailor-made solutions for individual farmers catering to their very complex requirements across different geographies and product categories,

•             the need to have innovation capability at scale to be at the forefront of these developments, and

•             the glue between all product and input elements: a digital farming solution which leverages technology to a maximum for farmers and the environment.

The proposed combination of Bayer and Monsanto will form a new global leader in an industry worth about EUR 85 billion. We are convinced that the combined business will be suited ideally to cater effectively to the requirements of the farmers and the challenges of the industry because it has equal and meaningful strengths in both agrochemicals and seeds.

The business combination would, for example, bring together Bayer’s best-in-class crop protection portfolio and our focus on “Plant Health”, chemistry, biologics, and comprehensive Life Science technology platform, with Monsanto’s best-in-class seeds and traits portfolio, its operational and scientific focus on “yield”, its breeding and trait development, and advanced digital applications.

By combining both companies’ commitment to quality and passion for innovation, we would be able to create a highly-integrated product offering and industry-leading R&D for our customers worldwide.

This slide will give you the impression of what we mean by integrated offering. The combination of Bayer and Monsanto would enable us to fully optimize all input factors a famer needs over the growing cycle. And in combination with our superior services like intensive consultancy and innovative digital farming solutions, our customers will benefit from enhanced yields and sustainability.

In addition to broadening our product portfolio, Bayer and Monsanto’s integrated offering would significantly expand our global reach. The combined business would almost quadruple Bayer’s presence in North America which is of particular importance, given its financial significance and double Bayer’s presence in the important Latin American region.

The proposed combination of Bayer and Monsanto would create an innovation powerhouse with capabilities and critical mass in all relevant R&D platforms and technologies, ranging from breeding and traits, chemical and biological crop protection to digital farming. Our combined pro forma R&D spend would amount to around 2.5 billion Euros. The combined best-in-class R&D pipeline would enable us to better serve our customers and address their challenges and needs. The combined business would be best positioned to make new advances in agriculture.

Looking to the next ten to fifteen years, the combined business will be extremely well positioned to tackle the complex issues that farmers will face above all with a focus on sustainability.

By 2025, we believe farmers can rely on much higher predictability of yield and input, there will be a very strong element of advice and service in the offering, ease of application will be key and we will see major advances in sustainability.

Consequently, the agriculture industry is expected to see an extension in the business model and new ways to address the needs of farmers at farm and field level.

A significant portion of sales will be related to technology and service with the main input ingredients of today integrated into a tailor-made solution.

Both companies to date have already turned their attention to digital farming, in the case of Monsanto including multibillion dollar investments and we expect that the capabilities of the combined business will greatly contribute to superior offerings being available to farmers in the years to come.

Handover to  Johannes Dietsch

As you know, Bayer is always committed to creating value for our shareholders, and with this transaction we will continue to do so.

By transforming Bayer into a Life Science company, we have increased our market capitalization by a factor of about four since 2004, and have successfully integrated large and complex companies into our portfolio. We are very confident we will maintain this strong integration track record which we have built in the past. We assume that integrating Monsanto from a business perspective would be no more complex than some of our previous acquisitions, such as the Schering acquisition in 2006. For instance, total headcount in both cases is about the same size. And in terms of legal entities this combination is far less complex than the Schering acquisition: Here we are talking 37 major subsidiaries compared to 154 subsidiaries in the case of Schering. We are very confident that our proven processes and experienced management team, as well as superior execution enable us to deliver on our promises.

Let me spend a moment discussing how this transaction would affect Bayer from a finance perspective.

Despite a larger amount of debt financing that this transaction will require, we target an investment grade rating immediately after closing of the transaction and remain committed to a single “A” credit rating category in the long-term. To ensure this, we plan to take a disciplined approach to deleveraging our balance sheet, and we believe that the strong cash flows of the combined business would contribute to improving our financial profile. Our commitment to deleveraging is more than simple words: We have a proven track record of quickly deleveraging our balance sheet after large transactions, and we aim to reduce anticipated debt levels from the combination with Monsanto in the same timely and disciplined manner.

Handover to Werner Baumann

Execution of our stated strategy, namely driving profitable growth in innovation driven industries with a growth profile of their own, has rendered superior returns for our shareholders. We will remain focused on that strategy, across all our businesses.

In Pharma we will place particular attention on the maximization of the value of launch products. We aim to advance the early and mid-stage pipeline. In marketing and sales our focus will be on driving commercial excellence and we will continue to explore opportunities for partnerships, innovation and bolt-on acquisitions.

In Consumer Health, we are very well positioned and have strengthened this business recently with the acquisitions of Merck OTC and Dihon. Priority will now be placed on the globalization of established brands and the launch of our innovation pipeline. In emerging markets we will advance our focus strategies. Overall, we want to capitalize on the synergy potential from recent acquisitions, while we remain open to incremental add-ons and alliances.

Let me briefly summarize why we believe this acquisition to be a compelling transaction for shareholders of Bayer and Monsanto alike.

Monsanto shareholders benefit from an all-cash offer that provides immediate and certain value at a substantial premium. In accepting this offer, Monsanto shareholders can capitalize on the benefits of an integrated business model which Monsanto also has been advocating for quite some time now.

For Bayer shareholders, this transaction is highly attractive. It is highly value accretive as the creation of an integrated leader in agriculture provides substantial synergy potential, will be earnings accretive, enhance earnings growth and generate strong cash flows.

We are now looking forward to discussions with Monsanto and prepared to proceed immediately with due diligence and negotiations and to achieve an agreed transaction.

So you see that we are fully committed to this compelling transaction.

That concludes my remarks. Thank you for your time.

Forward-Looking Statements

This presentation may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”). This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto. No tender offer for the shares of Monsanto has commenced at this time. At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer. Any definitive tender offer documents will be mailed to the stockholders of Monsanto. STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES. Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.